SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                     FORM 6-K

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              FOR SEPTEMBER 01 2003

                                ALLIED DOMECQ PLC
              (Exact name of Registrant as specified in its Charter)

                                 ALLIED DOMECQ PLC
                  (Translation of Registrant's name into English)



                                 The Pavilions
                                Bridgwater Road
                                Bedminster Down
                                Bristol BS13 8AR
                                    England
             (Address of Registrant's principal executive offices)



      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F       x         Form 40-F
                              --------                  --------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                          Securities Exchange Act of 1934.

                         Yes                 No        x
                               --------           ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                 Exhibit Index



Exhibit No.                         Description

1.                                  Press Release - Trading Statement
                                    Dated 01 September 2003



1 September 2003


ALLIED DOMECQ PLC - TRADING STATEMENT


At the close of its financial year ended 31 August 2003, Allied Domecq confirmed strong underlying growth in trading profit together with earnings in line with expectations despite ongoing tough economic conditions in some markets.


The Spirits & Wine portfolio continues to deliver profitable volume growth as a result of the investment in growth categories and markets made over recent years. The US business has been the strongest performer with continued growth across the core brands. Asia Pacific and Latin America have made good progress despite the impact of slowing economies and SARS in Asia. The European business was held back by sluggish economies and the changes in the Spanish market reported in February and at our interim results. However, as expected, the Spanish business has shown a marked improvement in the second half.


The Quick Service Restaurants business has also performed strongly.


At an analysts' seminar on its wine business this afternoon in London, Allied Domecq will reiterate the strong investment case for its premium wine business. The wine business is performing well and is on track to achieve its targeted growth and returns.


The preliminary announcement of results for the year ended 31 August 2003 will be made on 21 October.


Media enquiries:

Stephen Whitehead, Director of Corporate Affairs

+44 (0) 20 7009 3927


Anthony Cardew, Cardew Chancery

+44 (0) 20 7930 0777


Investor enquiries:

Peter Durman, Director of Investor Relations

+44 (0) 7771 974817



Photography:

Original high resolution photographs are available to the media free of charge at www.newscast.co.uk +44 20 7608 1000.


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

01 September 2003

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director of Secretariat & Deputy
                                             Company Secretary